Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, JAPAN, HONG KONG OR THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.

IDEX Biometrics ASA: Private placement of USD 15m successfully placed

Oslo, 16 November 2022. Reference is made to the press release from IDEX Biometrics ASA (“IDEX” or the “Company”) published on 16 November 2022 regarding a contemplated private placement (the “Private Placement”).

IDEX is pleased to announce that the Private Placement has been successfully placed and will raise gross proceeds to the Company of around USD 15 million, equivalent to NOK 150 million, through the allocation of 150,000,000 new shares (the “Offer Shares”) at a price of NOK 1.00 per Offer Share.

The Private Placement attracted strong interest from high-quality institutional investors and was significantly oversubscribed.

The Company intends to use the net proceeds from the Private Placement to build further momentum for the Company’s commercial ramp-up, for working capital requirements and for general corporate purposes.

The Private Placement is divided into two tranches. Tranche 1 consists of 101,254,865 Offer Shares (representing approximately 10% of the outstanding shares in the Company) (“Tranche 1” and the “Tranche 1 Offer Shares”). Tranche 2 consists of 48,745,135 Offer Shares (“Tranche 2” and the “Tranche 2 Offer Shares”). Completion of Tranche 2 will be subject to approval by an extraordinary general meeting of the Company expected to be held on or about 9 December 2022 (the “EGM”).

Notification of allocation and settlement instructions for Tranche 1 and Tranche 2 (conditional allocation for Tranche 2) will be communicated to investors on 17 November 2022.

Both Tranche 1 and Tranche 2 will be settled with existing and unencumbered shares in the Company that are already listed on the Oslo Stock Exchange, pursuant to a share lending agreement between the Company, the Managers (as defined below) and certain existing shareholders (the “Share Lending Agreement”). The share loan in Tranche 1 will be settled with 101,254,865 new shares in the Company resolved issued by the Board in a board meeting held on 16 November 2022 pursuant to an authorisation by the Company’s ordinary general meeting held on 12 May 2022. The share loan in Tranche 2 will be settled with new shares in the Company expected to be issued following, and subject to, approval by the EGM.

Settlement of the Tranche 1 Offer Shares is expected to take place on a delivery versus payment basis on or about 21 November 2022. The Tranche 1 Offer Shares will be tradeable from allocation.

Completion of Tranche 2 is subject to (i) completion of Tranche 1, (ii) delivery to the Managers under the Share Lending Agreement of the shares to be settled in Tranche 2 and (iii) the approval by the EGM. Completion of Tranche 1 will not be conditional upon or otherwise affected by the completion of Tranche 2, and the applicants’ acquisition of Tranche 1 Offer Shares will remain final and binding and cannot be revoked, cancelled or terminated by the respective applicants if Tranche 2, for whatever reason, is not completed. Investors being allocated shares in the Private Placement have undertaken to vote in favour of Tranche 2 at the EGM.

Settlement of the Tranche 2 Offer Shares is expected to take place on a delivery versus payment basis on or about 13 December 2022, subject to approval by the EGM.

Following completion of both Tranche 1 and Tranche 2 of the Private Placement, the Company will have 1,166,080,417 shares outstanding. Following completion of Tranche 1 of the Private Placement, the Company’s share capital will be NOK 167,600,292.30 divided into 1,117,335,282 shares, each with a par value of NOK 0.15.

The Board has considered the Private Placement in light of the equal treatment obligations under the Norwegian Public Limited Companies Act, the Norwegian Securities Trading Act, the rules on equal treatment under Oslo Rule Book II for companies listed on the Oslo Stock Exchange and the Oslo Stock Exchange’s Guidelines on the rule of equal treatment, and deems that the proposed Private Placement is in compliance with these requirements. The Board holds the view that it has been in the common interest of the Company and its shareholders to raise equity through a private placement, in view of the current market conditions and the growth opportunities currently available to the Company. By structuring the equity raise as a private placement, the Company has been able to raise equity efficiently, with a 2 percent discount to the closing price on the Oslo Stock Exchange the 16 November 2022, and at a lower cost and with significantly lower risk than in a rights issue. The Board has on this basis resolved not to conduct a subsequent repair offering directed towards shareholders who did not participate in the Private Placement.

This information in this stock exchange announcement is considered to be inside information pursuant to the EU Market Abuse Regulation and is subject to the disclosure requirements pursuant to section 5-12 the Norwegian Securities Trading Act.

This stock exchange announcement was published by Marianne Bøe, Head of Investor Relations on 16 November 2022 at 23:10 CET on behalf of the Company.

IDEX Biometrics ASA in brief:

IDEX Biometrics (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal authentication for all. We help people make payments, prove their identity, gain access to information or unlock devices with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com

Advisors:

ABG Sundal Collier ASA and Arctic Securities AS (the “Managers”) acted as Joint Bookrunners in connection with the Private Placement. Advokatfirmaet Ræder AS and Cooley LLP are acting as legal advisor to the Company. Advokatfirmaet Thommessen AS is acting as legal advisor to the Managers.

For more information, please contact:

Marianne Bøe, Head of Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: +47 91 80 01 86

Important notice:

This announcement is not and does not form a part of any offer to sell, or a solicitation of an offer to purchase any securities. The distribution of this announcement and other information may be restricted by law in certain jurisdictions. Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.

This announcement is not an offer of securities for sale in the United States. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and accordingly may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in accordance with applicable U.S. state securities laws. The Company does not intend to register any part of the offering or their securities in the United States or to conduct a public offering of securities in the United States. Any sale in the United States of the securities mentioned in this announcement will be made to “qualified institutional buyers” as defined in Rule 144A under the Securities Act or, with respect to institutions or to any existing director or executive officer of the Company only, “accredited investors” as defined in Regulation D under the Securities Act.

In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Regulation, i.e., only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression “Prospectus Regulation” means Regulation 2017/1129 as amended together with any applicable implementing measures in any Member State. This communication is only being distributed to and is only directed at persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) high net worth entities, and other persons to whom this announcement may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only for relevant persons and will be engaged in only with relevant persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

Matters discussed in this announcement may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “believe”, “expect”, “anticipate”, “strategy”, “intends”, “estimate”, “will”, “may”, “continue”, “should” and similar expressions. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control.

Actual events may differ significantly from any anticipated development due to a number of factors, including without limitation, changes in public sector investment levels, changes in the general economic, political and market conditions in the markets in which the Company operate, the Company’s ability to attract, retain and motivate qualified personnel, changes in the Company’s ability to engage in commercially acceptable acquisitions and strategic investments, and changes in laws and regulation and the potential impact of legal proceedings and actions. Such risks, uncertainties, contingencies and other important factors could cause actual events to differ materially from the expectations expressed or implied in this release by such forward-looking statements. The Company does not provide any guarantees that the assumptions underlying the forward-looking statements in this announcement are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed in this announcement or any obligation to update or revise the statements in this announcement to reflect subsequent events. You should not place undue reliance on the forward-looking statements in this document. The information, opinions and forward-looking statements contained in this announcement speak only as at its date, and are subject to change without notice. The Company does not undertake any obligation to review, update, confirm, or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this announcement.

This announcement is made by, and is the responsibility of, the Company. Neither the Managers nor any of their affiliates makes any representation as to the accuracy or completeness of this announcement and none of them accepts any responsibility for the contents of this announcement or any matters referred to herein.

This announcement is for information purposes only and is not to be relied upon in substitution for the exercise of independent judgment. It is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell, or a solicitation of an offer to buy any securities or a recommendation to buy or sell any securities in the Company. Neither the Managers nor any of their affiliates accepts any liability arising from the use of this announcement.